SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL GERAÇÃO E TRANSMISSÃO S.A.

Corporate Taxpayer’s

ID (CNPJ/MF): 04.370.282/0001-70

Company Registry (NIRE): 41300019240

NO-INSTALLATION TERM ANNUAL DEBENTURE HOLDERS' MEETING OF THE 3RD (THIRD) ISSUE OF SIMPLE, UNSECURED NON-CONVERTIBLE DEBENTURES, IN A SINGLE SERIES, WITH ADDITIONAL GUARANTEES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED DISTRIBUTION EFFORTS, OF COPEL GERAÇÃO E TRANSMISSÃO S.A. HELD ON SEPTEMBER 10, 2020.

1.    DATE, TIME AND PLACE: Held on September 10, 2020, at 10:00 am, exclusively through digital means, through the “Microsoft Teams” digital platform, with an access link to the platform provided by Copel Geração e Transmissão S.A. (“Company”), with headquarters located at Rua José Izidoro Biazetto, 158, Bloco A, Mossungue, the City of Curitiba, State of Paraná, CEP 81200-240, under the terms of the Comissão de Valores Mobiliários Instruction 625, of May 14, 2020 (“CVM Instruction 625”).

2.	CALL NOTICE: The Call Notice for the Annual Debenture Holders' Meeting, as established by Articles 71 and 124 of Law No. 6,404, of December 15, 1976, as amended and in force (“Brazilian Corporations Law”), was published in the newspapers (i) Folha de Londrina, on August 26, 27 and 28, 2020, on pages 16, 4 and 7, respectively; and (ii) Diário Oficial do Estado do Paraná, on August 26, 27 and 28, 2020, on pages 24 and 25 (on August 26), 13 and 14 (on August 27), 21 and 22 (on August 28).

3.	ATTENDANCE: The attending debenture holders represented 65.74% (sixty-five whole and seventy-four hundredths percent) of the outstanding debentures, object of the Private Issue Deed of the 3rd (Third) Issue of Simple, Unsecured Non-Convertible Debentures, in a Single Series, with Additional Guarantees, for Public Distribution with Restricted Distribution Efforts for Copel Geração e Transmissão S.A., signed on October 10, 2017 ("Debenture Holders", "Issue Deed", "Issue" and "Debentures", respectively) between the Company, Pentágono S.A. Distribuidora de Títulos e Valores Mobiliário, as the Issuer's fiduciary agent (“Fiduciary Agent”) and Companhia Paranaense de Energia - COPEL (“Guarantor”), according to the digital participation attendance list, pursuant to Article 3, items I and II and Article 8 of CVM Instruction 625, which is included in Attachment I of these minutes. Also present was the representative of the Fiduciary Agent, the representatives of the Company and the representatives of the Guarantor.

4.	PRESIDING BOARD: The Meeting was presided by Mr. Sérgio Rodrygo Sitta, and Mr. Artur Felipe Fischer Pessuti acted as Secretary.

5.	AGENDA: To resolve on: (i) the prior consent for the sale of the share control of Copel Telecomunicações S.A. by the Guarantor (“Transaction”), as provided for in clause 7.1,“(i)”and “(j)”of the Issue Deed; (ii) in case of approval of item (i) above, approve the waiver of the right to declare the early maturity of the obligations assumed by the Company and the Guarantor within the scope of the Issue Deed, as a result of the implementation of the Transaction or even, due to a possible default or early maturity of other debts of the Company, the Guarantor and/or its subsidiaries in connection with the implementation of the Transaction, according to clause 7.1, item “(f)” and (g) of the Issue Deed; and (iii) the authorization for the Company and the Fiduciary Agent to jointly perform any and all acts and sign any and all documents necessary for the purpose of formalizing the resolution described in items (i) and (ii) above, if approved.

This is a free translation of the original minutes drawn up in the Company’s books.

6.   NON-INSTALLATION TERM: Considering that the quorum of installation at the first convening was not achieved, as provided for in Clause 10.2.1 of the Issuance Deed, this General Meeting of Bondholders was not installed and the matters on the Agenda were not deliberated.

The Company hereby informs that this General Meeting of Bondholders has complied with all the requirements and guidelines of procedures for its realization, as determined by ICVM 625, especially its Article 3.

The President of the Board, pursuant to Article 8, Paragraph 2 of ICVM 625, registers the presence of the Bondholders in attendance, so that their signature will be waived at the end of these minutes.

7.	CLOSURE: There being no further matters to be addressed, the Annual Debenture Holders' Meeting was adjourned for these minutes to be drawn up in summary form, which were then read, approved and signed by the meeting's Chairman, Secretary, the Company, the Fiduciary Agent and the Guarantor and its publication was authorized with the omission of signatures, pursuant to Articles 71 and 130 of the Brazilian Corporations Law.

Curitiba, September 10, 2020

Presiding Board:

Sérgio Rodrygo Sitta	Artur Felipe Fischer Pessuti
Chairman	Secretary

This is a free translation of the original minutes drawn up in the Company’s books.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date September 30, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.